Exhibit 99.1

First Capital Realty Announces Fourth Quarter and 2018 Annual Results,

Pursuit of REIT Conversion and Evolved Urban Investment Strategy

●	Strong annual FFO per share growth of 4.4%

●	Deeper focus on super urban markets that fully integrates retail with other uses

●	Surface substantial unrecognized value in density pipeline, primarily through the development process

●	Optimize portfolio by further concentrating investment capital in dense, high growth neighbourhoods

●	Pursuit of REIT conversion

Toronto, Ontario (February 12, 2019) - First Capital Realty Inc. (“First Capital Realty” or the “Company”) (TSX: FCR), one of the largest owners, developers and operators of necessity-based real estate located in Canada’s most densely populated urban centres, announced today financial results for the three months and year ended December 31, 2018, a refined investment strategy, and that it will pursue a reorganization into a real estate investment trust (“REIT”). These developments, which reflect an evolved strategic approach, position the Company to better capitalize on its competitive advantages, optimize portfolio assets and accelerate the value delivered to investors and other stakeholders.

Adam Paul, President and Chief Executive officer, First Capital Realty, stated “The key to our long-term success has always been our ability to evolve our strategy to capitalize on new opportunities and remain ahead of changing market conditions. Our executive team and board of directors have worked to advance our business strategy to focus investment in our highest value urban market assets, surface unrecognized value, and ultimately, to look beyond asset class to create high quality, super urban neighbourhoods that deliver value to communities and investors, and ensure we retain our best in class position.”

“In pursuing a conversion to a REIT structure, First Capital expects to benefit from access to a larger and, until now, untapped investment capital pool, enhanced comparability with sector peers and a more efficient vehicle to deliver returns to investors,” Paul added.

BUSINESS AND STRATEGY UPDATE

Evolved Investment Strategy

The Company is executing a two-part strategy. First, it plans to continue to increase investment in high-quality, mixed-use properties with a focus on building large positions in targeted high growth urban neighbourhoods. This will continue to enhance the Company’s demographic profile with the goal of achieving average population density of more than 300,000 people within five kilometers of its properties, within the next 24 months. This represents a 20% increase over its current average population density of 250,000.

Secondly, the Company plans to complete strategic dispositions to provide capital for its investments program and to grow the value of its portfolio. The Company has an objective to sell 100% interests in properties that are deemed to be inconsistent with its evolved investment strategy. The Company also has an objective to sell 50% non-managing interests to institutional partners in certain stable but growing properties, to ultimately expand the Company’s position in these markets without increasing its invested capital. Combined, these properties represent approximately 10% of the Company’s total portfolio. Outcomes of achieving these objectives would be an increase in the weighting of large strategic assets and an incremental density pipeline that exceeds the Company’s current leasable area of approximately 24 million square feet.

Pursuit of REIT Conversion

The Company has engaged legal and tax advisors to assist it in developing a structure for the Company to convert into a REIT.

The Company believes a conversion will enhance long-term shareholder value by:

●	expanding its investor base and investment profile by being eligible for inclusion in various REIT-specific indices, REIT ETF’s and REIT-dedicated investment funds;

●	enhancing comparability with the Company’s peers; and

●	providing a more efficient vehicle to deliver the benefits of urban real estate ownership from the Company’s business to investors.

Any reorganization of the Company into a REIT will be subject to customary conditions, including the approval of the shareholders of the Company. The Company will make further announcement when the detailed terms of a reorganization are approved by the Board of Directors.

SELECTED FINANCIAL INFORMATION

	Three months ended December 31		Year ended December 31
(unaudited)	2018	2017	2018	2017
FFO (1) ($ millions)	$73.4	$73.2	$303.0	$284.1
FFO per diluted share (1) (2)	$0.29	$0.30	$1.21	$1.16
Weighted average diluted shares for FFO (000s)	255,821	245,422	250,474	245,153
Total Same Property NOI (1) ($ millions)	$97.0	$94.1	$385.2	$373.6
Total Same Property NOI growth (1) (3)	3.1%	2.2%	3.1%	2.5%
Total portfolio occupancy (4)	96.7%	96.1%
Total Same Property occupancy (1) (4)	97.1%	96.9%
Net income attributable to common shareholders ($ millions)	$64.3	$74.8	$343.6	$633.1
Net income attributable to common shareholders per diluted share	$0.25	$0.30	$1.37	$2.55
Weighted average diluted shares for net income (000s)	255,821	248,266	250,802	249,413

(1)	Refer to “Non-IFRS Financial Measures” section of this press release.

(2)	Historically, the Company also reported Operating FFO, calculated as FFO excluding other gains, losses and expenses, which was consistent at $0.293 per diluted share compared to the same prior year period; For the year ended December 31, 2018, Operating FFO per diluted share increased 4.1% to $1.207 from $1.160 compared to the prior year.

(3)	Prior periods as reported; not restated to reflect current period categories.

(4)	As at December 31.

FOURTH QUARTER OPERATIONAL AND FINANCIAL HIGHLIGHTS

●	Same Property NOI Growth: Total Same Property NOI increased 3.1% compared to the same prior year period.

●	Portfolio Occupancy Rate: Total portfolio occupancy improved 0.2% from 96.5% at September 30, 2018 to 96.7% at December 31, 2018.

●	Lease Renewal Rate Increase: Net rental rates for the quarter increased 9.2% on 825,000 square feet of lease renewals when comparing the rental rate in the last year of the expiring term versus the first year of the renewal term. Net rental rates increased 11.9% when comparing the rental rate in the last year of the expiring term versus the average rental rate over the renewal term.

●	Growth in Average Net Rental Rate: The average net rental rate increased by 0.5% or $0.10 per square foot over the prior quarter to $20.24 per square foot, primarily due to rent escalations, renewal lifts, and new tenant openings in recently completed developments.

●	Property Investments: The Company invested $49.6 million in development and redevelopment in the quarter and $38.8 million in acquisitions. These properties are in key urban markets and are consistent with the evolved investment strategy. The Company also disposed of its 50% interest in an income producing property and a partial interest in a land parcel for $54.4 million.

●	FFO per Share: FFO per diluted share decreased 3.7% to $0.287 as a result of REIT conversion costs incurred in the fourth quarter of 2018, higher non-recurring gains realized in the fourth quarter of 2017 and the impact of temporary dilution and deleveraging from equity raised during the third quarter of 2018. Excluding $0.9 million of costs related to pursuit of a REIT conversion, FFO per diluted share for the fourth quarter was $0.291. FFO in total dollars increased 0.3% or $0.2 million compared to the same prior year period.

●	Net Income Attributable to Common Shareholders: Net income decreased to $64.3 million or $0.25 per diluted share compared to $74.8 million or $0.30 per diluted share for the same prior year period. The decrease was primarily due to a more moderate increase in the fair value of investment properties.

ANNUAL OPERATIONAL AND FINANCIAL HIGHLIGHTS

●	Same Property NOI Growth: Total Same Property NOI increased 3.1% compared to the prior year.

●	Portfolio Occupancy Rate: Total portfolio occupancy increased 0.6% to 96.7% from December 31, 2017.

●	Lease Renewal Rate Increase: Net rental rates for the year increased 8.4% per square foot on 2,868,000 square feet of lease renewals when comparing the rental rate in the last year of the expiring term versus the first year of the renewal term. Net rental rates increased 10.9% when comparing the rental rate in the last year of the expiring term versus the average rental rate over the renewal term.

●	Growth in Average Net Rental Rate: The average net rental rate increased by 2.8% or $0.55 per square foot over the prior year to $20.24 per square foot, primarily due to rent escalations, renewal lifts, and new tenant openings in recently completed developments.

●	Property Investments: The Company invested $214.3 million in development and redevelopment in the year and $177.0 million in acquisitions. These properties are in key urban markets and are consistent with the evolved investment strategy. The Company also disposed of 50% interests in eight properties as well as three land parcels for $132.0 million. These dispositions were consistent with the Company’s strategic plan to enhance the average population density of its portfolio. In addition, the Company also completed the sale of 19 properties the Company owned through its joint venture interest in Main and Main Urban Realty for approximately $116.8 million at the Company’s interest.

●	FFO per Share: FFO per diluted share increased 4.4% to $1.210 from $1.159 in the prior year. FFO in total dollars increased 6.6% or $18.9 million compared to the prior year. Excluding $1.5 million of costs related to pursuit of a REIT conversion, FFO per diluted share for 2018 increased 4.9% to $1.216.

●	Net Income Attributable to Common Shareholders: Net income decreased to $343.6 million or $1.37 per diluted share compared to $633.1 million or $2.55 per diluted share for the prior year. The decrease was primarily due to a more moderate increase in the fair value of investment properties, partially offset by higher net operating income.

“I am very pleased with our progress in 2018 which can be summarized by us investing $390 million in urban properties entirely consistent with our evolved investment strategy, completing $250 million of dispositions, growing same property NOI by 3.1% and increasing FFO per share by 4.4% (4.9% excluding REIT conversion costs) while at the same time reducing leverage,” commented Paul.

FINANCIAL HIGHLIGHTS

As at	December 31
($ millions)	2018	2017
Total assets (1)	$10,453	$9,969
Unencumbered assets (2)	$7,270	$7,374
Net debt to total assets (2)	42.1%	43.4%
Weighted average term of fixed-rate debt (years) (2)	5.5	5.4

(1)	Presented in accordance with IFRS.
(2)	Reflects joint ventures proportionately consolidated.

DIVIDEND

The Company will pay a first quarter dividend of $0.215 per common share on April 18, 2019 to shareholders of record on March 29, 2019.

MANAGEMENT CONFERENCE CALL AND WEBCAST

First Capital Realty invites you to participate at 2:00 p.m. (ET) on Wednesday, February 13, 2019, in a live conference call with senior management to discuss the Company’s results for the three months and year ended December 31, 2018.

Teleconference

You can participate in the live conference by dialing 416-695-6725 or toll-free 800-952-5114 with access code 5670761. The call will be accessible for replay until February 27, 2019 by dialing 905-694-9451 or toll-free 800-408-3053 with access code 6133887.

Webcast

To access the live audio webcast and conference call presentation, please go to First Capital Realty’s website or click on the following link: Q4 2018 Conference Call. The webcast will be accessible for replay in the ‘Investors’ section of the website, under ‘Conference Calls’.

Management’s presentation will be followed by a question and answer period. To ask a question, press ‘1’ followed by ‘4’ on a touch-tone phone. The conference call coordinator is immediately notified of all requests in the order in which they are made, and will introduce each questioner. To cancel your request, press ‘1’ followed by ‘3’. For assistance at any point during the call, press ‘*0’.

ABOUT FIRST CAPITAL REALTY (TSX: FCR)

First Capital Realty is one of Canada’s largest owners, developers and operators of necessity-based real estate located in Canada’s most densely populated urban centres. The Company currently owns interests in 166 properties, totaling approximately 25.4 million square feet of gross leasable area.

Non-IFRS Financial Measures

First Capital Realty prepares and releases unaudited interim and audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). As a complement to results provided in accordance with IFRS, the Company discloses certain non-IFRS financial measures, including but not limited to proportionate interest, NOI, Same Property NOI, FFO and ACFO. These non-IFRS measures are further defined and discussed in First Capital Realty’s MD&A for the year ended December 31, 2018, which should be read in conjunction with this press release. Since these non-IFRS measures do not have standardized meanings prescribed by IFRS, they may not be comparable to similar measures reported by other issuers. The Company uses and presents the above non-IFRS measures as management believes they are commonly accepted and meaningful financial measures of operating performance. Reconciliations of certain non-IFRS measures to their nearest IFRS measures are included in the Company’s MD&A. These non-IFRS measures should not be construed as alternatives to net income or cash flow from operating activities determined in accordance with IFRS as measures of First Capital Realty’s operating performance.

Forward-looking Statement Advisory

This press release contains forward-looking statements and information within the meaning of applicable securities law, including statements regarding, our ability to maintain a certain financial position and post certain operating results, our ability to source investment opportunities and to execute on our evolved urban investment strategy, including with respect to dispositions, our ability to capitalize on competitive advantages, optimization of portfolio assets and acceleration of value delivered to our investors and stakeholders, our ability to remain ahead of changing market conditions, surface unrecognized value, reach our demographic targets, ensure we retain our best in class position and the pursuit and anticipated impact of a REIT conversion. These forward-looking statements are not historical facts but, rather, reflect the Company’s current expectations and are subject to risks and uncertainties that could cause the outcome to differ materially from current expectations. Such risks and uncertainties include, among others, general economic conditions; tenant financial difficulties, defaults and bankruptcies; increases in operating costs, property taxes and income taxes; First Capital Realty’s ability to maintain occupancy and to lease or re-lease space at current or anticipated rents; development, intensification and acquisition activities; residential development, sales and leasing; risks in joint ventures; environmental liability and compliance costs and uninsured losses, in addition to those risks discussed in the Company’s MD&A for the year ended December 31, 2018 and in its current Annual Information Form. Furthermore, no formal determination to convert to a REIT has been made by the Company at this time and no assurance can be given as to whether such reorganization will be undertaken by the Company, or the timing, or impact of such reorganization, or its terms. Readers, therefore, should not place undue reliance on any such forward-looking statements. First Capital Realty undertakes no obligation to publicly update any such forward-looking statement or to reflect new information or the occurrence of future events or circumstances except as required by applicable securities law.

All forward-looking statements in this press release are made as of the date hereof and are qualified by these cautionary statements.

* * * *

For further information:

Adam Paul

President & CEO

(416) 216-2081
adam.paul@fcr.ca

Kay Brekken

Executive Vice President & CFO
(416) 216-2051

kay.brekken@fcr.ca

www.fcr.ca
TSX: FCR